

Mail Stop 4631

June 3, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Rick A. Paternostro
Chief Financial Officer
Servidyne, Inc.
1945 The Exchange, Suite 300
Atlanta, Georgia 30339

      RE: Form 10-K for the fiscal year ended April 30, 2008
              Form 10-Q for the period ended January 31, 2009
                File No. 0-10146

Dear Mr. Paternostro:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief